Exhibit 3.23

ARTICLES OF INCORPORATION

OF

COASTAL EMS, INC.

A Georgia Business Corporation

I.

The name of the Corporation is: COASTAL EMS, INC.

II.

The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code.

III.

The Corporation has perpetual duration.

IV.

The Corporation is a Corporation for profit and is organized for the following purposes: To engage in the business of providing emergency and non-emergency ambulance services — and to do or engage in any other business or activity that the Board of Directors may from time to time decide upon.

V.

The Corporation has authority to issue not more than 10,000 shares of common stock that together have unlimited voting rights and that together are entitled to receive the net assets of the Corporation upon dissolution.

VI.

The street address of the initial registered office of the Corporation is located at 3105 Norwich Street, Glynn County, Brunswick, Georgia, 31520, and its registered agent at such address is MICKEY REEVES.

VII.

The initial Board of Directors shall be constituted of two members whose name and street address is as follows:

Mickey Reeves 113 Grand Oaks Lane St. Simons Island, GA 31522	Sue Reeves 113 Grand Oaks Lane St. Simons Island, GA 31522

VIII.

The name and street address of the incorporator is as follows:

Alan David Tucker, Esq. 9 St. Andrews Court, Suite 201 Post Office Box 1332 Brunswick, GA. 31521-1332

IX.

The mailing address of the initial principal office of the Corporation is as follows:

3105 Norwich Street Glynn County Brunswick, GA 31520

IN WITNESS WHEREOF, the undersigned incorporator executes these Articles of Incorporation by and through his attorney at law.

ALAN DAVID TUCKER, ESQ.
Incorporator